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                          August 18, 2021

       Jane Sheere
       Secretary
       Brookfield Renewable Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield
Renewable Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed August 11,
2021
                                                            File No. 333-258726

       Dear Ms. Sheere:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Mile Kurta